Exhibit 2

21 June 2011

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 21 June 2011 it purchased 300,000 of its ordinary shares at a price of 742.1426 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 3,237,066 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,265,091,981 (excluding shares to be held in treasury).